UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of, September 2024

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

As previously disclosed in the Form 6-K, (i) on January 3, 2023, Freight Technologies, Inc. (the “Company”) entered into certain Convertible Promissory Note Purchase Agreement (the “January 2023 Purchase Agreement”) with Freight Opportunities, LLC (“Holder”), pursuant to which Holder was issued a Convertible Promissory Note, in the original principal amount of up to $6,593,407 (the “Convertible Note”); (ii) on March 11, 2024, the Company and Holder entered into that certain Term Note Purchase Agreement (the “April 2024 Purchase Agreement”), pursuant to which Holder was issued a Term Promissory Note, in the original principal amount of $750,000 (the “April Term Note”), and (iii) on June 4, 2024, the Company and Holder entered into that certain Term Note Purchase Agreement (the “June 2024 Purchase Agreement” and together with the January 2023 Purchase Agreement and April 2024 Purchase Agreement, the “Purchase Agreements”), pursuant to which Holder was issued a Term Promissory Note, in the original principal amount of $125,000 (the “June Term Note” and together with the Convertible Note and April Term Note, the “Outstanding Notes”). As of August 29, 2024, the amount owing to Holder under the Outstanding Notes is $1,314,903.50 (the “Loan Amount”).

The Company entered into a Cancellation Agreement with Holder on September 3, 2024 (the “Cancellation Agreement”) to cancel the Loan Amount, in consideration of the preservation of available cash of the Company, in view of the increase of pro forma valuation of the ordinary shares of the Company, and the resulting value that such increased pro forma valuation would have for Holder.

The foregoing does not purport to be a complete description of the Cancellation Agreement and is qualified in its entirety by reference to the full text of the Settlement and Exchange Agreement, which are filed as Exhibits 10.1, respectively and incorporated herein by reference.

On September 3, 2024, the Company issued a press release announcing the entry of the Cancellation Agreement. A copy of the press release is furnished as Exhibit 99.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Cancellation Agreement, dated September 3, 2024, between Freight Technologies, Inc. and Freight Opportunities, LLC
99.1	Press Release dated September 3, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2024	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Financial Officer